UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
SEMGROUP CORPORATION
(Name of Subject Company)
PLAINS ALL AMERICAN PIPELINE, L.P.
(Names of Filing Persons — Offeror)
Class A Common Stock, par value $0.01
(Title of Class of Securities)
81663A 105
(Cusip Number of Class of Securities)
Tim Moore
Vice President
333 Clay Street, Suite 1600
Houston, Texas 77002
(713) 646-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Jeffery B. Floyd
D. Alan Beck, Jr.
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press Release dated October 24, 2011.